Contact

www.linkedin.com/in/tim-juergens-gm (LinkedIn)

Top Skills

Board Governance
Succession Planning
Leadership

Languages

German (Native or Bilingual)
English (Full Professional)
Danish (Elementary)
French (Elementary)
Spanish (Elementary)

Tim Juergens

Venture Capital | HealthTech | Consulting
Spain

Summary

Experienced Co-Founder with a demonstrated history of working in the venture capital and private equity industry. Senior leader with passion for innovation and value creation in Health and Care. Skilled in General Management, Digital Health Solutions, Medical Devices, Life Sciences, Sales Effectiveness, Market Access, Validation, and Market Analysis. Main focus on digital health and therapeutics solutions, true believer into value-based health care. Strong operations professional with a Master of Business Administration (MBA) focused in Business and Economics from Bradford University School of Management.

Experience

SeedLink SL
Co-Founder
January 2020 - Present (4 years 6 months)
Barcelona y alrededores, España

SeedLink enables innovative minds to advance the future of health and care. We provide funding, services and support building on 25+ years of experience in health, tech, IT, shared services implementation and a network of multidisciplinary advisors.

Gerresheimer
Member of the Board of Advisors
July 2021 - Present (3 years)
Olten, Solothurn, Switzerland

Hedia
Chairman of the Board of Directors (non-executive)
September 2021 - June 2024 (2 years 10 months)
Copenhagen, Capital Region, Denmark

Supporting people with diabetes to live their lives less restricted and to achieve more time in range - facilitated by technology.

Roche Diabetes Care

7 years 5 months

VP, Franchise Lead HCP & Payers
July 2018 - December 2019 (1 year 6 months)
Barcelona Area, Spain

VP, Global Head of Roche Diabetes Care New Business Models and Emminens
September 2016 - June 2018 (1 year 10 months)
E-08174 Sant Cugat del Vallès, Barcelona, Spain

General Manager, Head of Country Cluster Nederland
January 2015 - August 2016 (1 year 8 months)
Almere Stad Area, Netherlands

General Manager
October 2014 - August 2016 (1 year 11 months)
Almere

Head of Roche Diabetes Care Nederlands
August 2012 - September 2014 (2 years 2 months)

Roche Diagnostics Danmark

Head of Roche Diabetes Care Denmark
October 2010 - July 2012 (1 year 10 months)
Copenhagen Area, Capital Region, Denmark

Roche Diagnostics

Head of Regional Project Management
October 2008 - September 2010 (2 years)

Roche Diagnostics GmbH

4 years 4 months

Sales Area Manager Diabetes Care
December 2007 - September 2008 (10 months)

Director Strategy Business Development & Managed Care
January 2006 - November 2007 (1 year 11 months)

Head of Marketing and Sales, New Business Options
June 2004 - December 2005 (1 year 7 months)

Hestia Healthcare GmbH
Head of Marketing and Sales
January 2003 - May 2004 (1 year 5 months)

Bayer HealthCare
2 years 3 months

Product Manager Cardiovascular Products
October 2001 - December 2002 (1 year 3 months)

Sales Representative
October 2000 - September 2001 (1 year)

Bayer HealthCare
Project Manager Health Economics Outcomes Research
July 1999 - June 2000 (1 year)

Bayer HealthCare
Project Manager
July 1997 - October 1998 (1 year 4 months)

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Education

Bradford University School of Management
Master of Business Administration (MBA), Business and
Economics · (1998 - 1999)

FOM University of Applied Sciences for Economics and
Management
Bachelor of Arts (BA), Marketing, Controlling · (1995 - 1998)